UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BIORA AB (publ)

(Name of Issuer)

Ordinary Shares, par value SEK0.04 per share

(Title of Class of Securities)

09065Q105

(Cusip Number)

Gilbert Achermann
Straumann Holding AG
Hauptstr. 26d, CH-4437, Waldenburg, Switzerland
+41 61 965 1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 09065Q105

1.	Names of Reporting Persons: Straumann Holding AG		I.R.S. Identification Nos. of persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 21,597,571 ordinary shares

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 21,597,571 ordinary shares 800,000 warrants

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,597,571 ordinary shares 800,000 warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.9% of issued and outstanding ordinary shares 100.0% of issued and outstanding warrants

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 1 (“Amendment No. 1”) is being filed on behalf of Straumann Holding AG, a corporation organized under the laws of Switzerland (“Straumann”), and its wholly-owned subsidiary, Institut Straumann AG, a corporation organized under the laws of Switzerland, and amends the Schedule 13D filed on June 5, 2003 by Straumann. This Amendment No. 1 relates to the ordinary shares, par value SEK0.04 per share (the “Ordinary Shares”) and warrants (the “Warrants”) of Biora AB (publ), a corporation organized under the laws of the Kingdom of Sweden (“Biora”), that Straumann has acquired in connection with a cash offer (the “Offer”) by Institut Straumann for the entire issued and outstanding share capital of Biora.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

The information filed as Exhibit 99.4 hereto is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On June 6, 2003, an additional 687,880 Ordinary Shares and 15,000 Warrants were acquired by Straumann in connection with the Offer at a purchase price of SEK17.00 per Ordinary Share and SEK1.50 per Warrant for a total consideration of approximately SEK11,693,960 and SEK22,500, respectively. As of June 11, 2003, Straumann had acquired an additional 2,809 Ordinary Shares from Biora shareholders that tendered Ordinary Shares following the close of the Offer on June 6, 2003 at a purchase price of SEK17.00 per Ordinary Share for a total consideration of approximately SEK47,753. As of June 11, 2003, Straumann had acquired 90.9% of the total issued and outstanding Ordinary Shares and 100.0% of the total issued and outstanding Warrants.

Compulsory Acquisition

Since Straumann has acquired in excess of 90% of the total share capital of Biora, Straumann intends, directly or through a wholly-owned subsidiary, to commence compulsory acquisition under the Swedish Companies Act (1975:1385) in order to acquire the remaining Ordinary Shares in Biora as soon as practicable. Delisting of Biora’s Ordinary Shares from the Stockholm Stock Exchange will also be sought.

The price to be paid in the compulsory acquisition will be set by an arbitration tribunal and may not be the same price as was provided in the Offer. In addition, under Swedish law, Straumann may be granted effective ownership of the Biora Ordinary Shares upon depositing appropriate security for the price, interest and costs under the compulsory acquisition after four to six months. Settlement of the compulsory acquisition procedures will, however, normally not be completed until at least a year from the initiation.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)	The information provided in response to questions 7, 9, 11 and 13 of the cover page to which this report relates are incorporated herein by reference.

(b)	The information provided in response to questions 9 and 11 of the cover page to which this report relates are incorporated herein by reference.

(c)	On June 6, 2003, an additional 687,880 Ordinary Shares and 15,000 Warrants were acquired by Straumann in connection with the Offer at a purchase price of SEK17.00 per Ordinary Share and SEK1.50 per Warrant for a total consideration of approximately SEK11,693,960 and SEK22,500, respectively. As of June 11, 2003, Straumann had acquired an additional 2,809 Ordinary Shares from Biora shareholders that tendered Ordinary Shares following the close of the Offer on June 6, 2003 at a purchase price of SEK17.00 per Ordinary Share for a total consideration of approximately SEK47,753. As of June 11, 2003, Straumann had acquired 90.9% of the total issued and outstanding Ordinary Shares and 100.0% of the total issued and outstanding Warrants.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.4	Schedule of certain information pertaining to the Directors and Executive Officers of Straumann Holding AG

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 10 June 2003	By:	/s/ Gilbert Achermann Name: Gilbert Achermann Title: Chief Executive Officer

EXHIBIT 99.4

The names of the members of the board of directors and executive officers of Straumann Holding AG, their present principal occupations, including address, and citizenship are set forth below.

During the last five years, none of the persons named below has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Principal Occupation
Name	Title	and/or Address	Citizenship

Rudolf Maag	Director, Chairman	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Thomas Straumann	Director, Vice Chairman	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Dominik Ellenrieder	Director	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Sebastian Burckhardt	Director	Attorney Vischer Attorneys at Law Aeschenvorstadt 4 P.O. Box 526 4010 Basel, Switzerland	Switzerland

Oskar K. Ronner	Director	President and CEO Siemens Building Technologies AG Group Head Office Bellerivestrasse 36 CH-8034 Zürich, Switzerland	Switzerland

Jürg P. Morant	Director	CEO Documed AG, CEO Europe and Member Executive Committee of MediMedia International Documed AG Aeschenvorstadt 55 4051 Basel, Switzerland	Switzerland

Gilbert Achermann	Chief Executive Officer	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Martin Gertsch	Chief Financial Officer	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Thomas Jaberg	Head of Division Market Support	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Markus Koller	Head of Division Implants	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Principal Occupation
Name	Title	and/or Address	Citizenship

Sandro Matter	Head of Division Biologics	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland

Dieter Lipp	Head of Division Operations	Straumann Holding AG Hauptstr. 26d, CH-4437 Waldenburg, Switzerland	Switzerland